Filed pursuant to Rule 497(a)
File No. 333-286484
Rule 482ad

EAGLE POINT CREDIT COMPANY



Eagle Point Credit Company

QUARTERLY UPDATE – Q3 2026

NOVEMBER 13, 2026

Risk Disclosures and Important Information

This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the SEC. Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value ("NAV"), which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third-party sources and reports (including reports of third-party custodians, collateralized loan obligation ("CLO") collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report, and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

A Note on Underlying CLO Exposure. The information presented herein is on a look-through basis to the CLO equity held by the Company as of September 30, 2026 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2026 and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2026 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2026 and this data may not be representative of current or future holdings. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices.

Risk Disclosures and Important Information

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in equity and junior debt tranches of CLOs. The Company may also invest in other securities or instruments that are consistent with its investment objectives, including portfolio debt securities, infrastructure credit, regulatory capital relief transactions, asset-backed securities and other credit instruments. The Company is externally managed and advised by Eagle Point Credit Management LLC. In addition to the Company's regulatory requirement to file certain portfolio information with the SEC, the Company makes certain additional financial information available to investors via its website (www.EaglePointCreditCompany.com), press releases and other public disclosures.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Table of Contents

Eagle Point Credit Company (NYSE: ECC)

EAGLE POINT CREDIT COMPANY



Eagle Point Credit Company and Our Adviser

Company Overview

Eagle Point Credit Company

EAGLE POINT CREDIT COMPANY

ECC seeks to generate high current income with potential for capital appreciation, focusing on differentiated private credit strategies

- Primarily invests in equity and junior debt tranches of collateralized loan obligations, or "CLOs," with a significant allocation to **private credit investments**
- Our Adviser applies a **private equity-style** approach to investing in CLOs and private credit, emphasizing proactive sourcing, a deep understanding of investment structures and opportunistic capital allocation across these markets to seek attractive risk-adjusted returns

TOTAL CAPITALIZATION[1]

$939mm

across 7 securities issued by ECC

CURRENT MONTHLY DISTRIBUTION[2]

$0.06

per common share

DISTRIBUTION RATE[2]

20.8%

Annualized per common share, based on $3.46 share price

CUMULATIVE DISTRIBUTIONS[3]

$24.37

distributions per common share since our IPO

THE COMPANY

- ECC has been **listed on the NYSE** since October 8, 2014
- Adviser: **Eagle Point Credit Management LLC** ("Eagle Point" or our "Adviser")

BROAD CREDIT EXPOSURE[4]

- **1,872** underlying loan obligors in our CLO equity portfolio
- **4.8%** aggregate exposure to the 10 largest underlying loan obligors through our CLO equity investments
- **3.6 years** weighted average remaining reinvestment period of our CLO equity investments
- **38%** allocated across private credit asset classes[5]
- **40+** issuers in our private credit portfolio

Please note that the Company's common share distributions may include a return of capital, as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.** Please see endnotes in the appendix.

Our Adviser

Eagle Point Credit Management

Eagle Point is an innovative investment manager focused on CLOs and private credit strategies in inefficient markets

TOTAL AUM[1]

$14bn

COMPETITIVE ADVANTAGES

Proactive Investment Sourcing

- Originate investment opportunities through strong industry relationships
- Disintermediation of banks
- Wholesale economics – paying less for the same security than others in the market and/or receiving incremental economics

Expert Investment Structuring

- Lead the structuring process with a team of experts in the space
- Optimize structures and documentation flexibility with emphasis on continuous innovation

In-Depth Investment Due Diligence

- Conduct rigorous due diligence on management teams, including evaluation of investment and operational processes, track record and risk management practices
- Perform thorough credit analysis of the underlying collateral and assess key investment risks

Active Risk Monitoring

- Proprietary analytical and monitoring systems provide investment and risk teams with counterparty-, issuer- and investment-level data
- Exercise protective rights to maximize value

EXPERIENCED TEAM[2]

120+

total professionals

EMPLOYEE OWNERSHIP[2]

32

professionals with an ownership stake in an affiliate of the Adviser

ALIGNMENT OF INTEREST[3]

$320mm+

insider capital invested alongside clients

Please see endnotes in the appendix.

Our Adviser

Eagle Point Credit Management

Eagle Point's integrated investment platform brings together specialized expertise in sourcing, structuring and managing differentiated credit

CLO EQUITY

Leading majority CLO equity investor with a track record since 2012, utilizing a proactive origination process that benefits from negotiated wholesale economics and ownership stakes in CLO collateral managers

CLO DEBT

Leading junior CLO debt investor with a track record since 2013, providing exposure to below-investment grade credit with attractive yields and historically low default rates[1]

PORTFOLIO DEBT SECURITIES (PDS)[2]

Leading non-bank lender with a track record since 2020, originating debt instruments issued by credit funds to finance a portion of their portfolios

INFRASTRUCTURE CREDIT

Directly originated bespoke credit solutions for asset-rich, "infrastructure-centric" businesses primarily in the less crowded energy transition-focused middle market

REGULATORY CAPITAL RELIEF (RCR)

Investments through which investors partner with banks to transfer credit risk on diversified pools of bank-originated lending assets

ABS / SPECIALTY FINANCE

Bespoke structured investments originated in granular underlying collateral pools, including consumer receivables, small business lending, ticket receivables and agricultural lending

STRATEGIC CREDIT[3]

Originated investments across the capital structure in corporate credit and equipment leasing opportunities with asymmetric risk-return profiles

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's opinions are subject to change without notice. Please see endnotes in the appendix.

Our Adviser

A Track Record of Team and Asset Growth

Since 2012, Eagle Point has **grown its platform and team** while expanding into **complementary private credit strategies**



2012
Launched majority CLO Equity Strategy
2013
Expanded into CLO Debt investing
2020
Launched "first-of-its-kind" strategy focused on Portfolio Debt Securities
2021
Expanded into RCR and Strategic Credit investments
2022
Expanded into ABS / Specialty Finance
2025
Launched Infrastructure Credit Strategy
Assets Under Management ($bn)
$16
$14
$12
$10
$8
$6
$4
$2
$0
Eagle Point Professionals
140
120
100
80
60
40
20
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Eagle Point AUM (LHS)
Eagle Point Professionals (RHS)

INSIGHT

Eagle Point has expanded into adjacent and often overlooked credit strategies aligned with its core competencies

As of December 31, 2025. AUM and professionals include those of Eagle Point and certain of its affiliates.

Portfolio Allocation

Differentiated Income Streams

Eagle Point's multi-strategy platform expands ECC's investment opportunity set, enabling it to allocate capital across CLO equity and complementary private credit investments based on relative value

CURRENT PORTFOLIO ALLOCATION[1]


CLO Equity
59.6%
11.0%
Portfolio Debt Securities
9.5%
Regulatory Capital Relief
9.2%
Infrastructure Credit
6.1%
ABS / Specialty Finance
1.7%
Strategic Credit
2.7%
Cash

>80%

of our CLO equity investments are

MAJORITY POSITIONS

owned across multiple portfolios managed by our Adviser

38%

of total portfolio invested in

OTHER CREDIT ASSETS


5%
9%
11%
26%
38%
Q4 2022
Q4 2023
Q4 2024
Q4 2025
Q3 2026

Private credit assets as a % of total portfolio[2]

2

investments in

STRATEGIC PARTNERSHIPS

which include perpetual revenue shares[3]

Please see endnotes in the appendix.

CLO Equity Portfolio Details

Diverse Exposure Across Obligors and Industries

EAGLE POINT CREDIT COMPANY

ECC's CLO portfolio consists of more than **150 CLO equity investments** with exposure to **1,872 unique underlying corporate borrowers** across nearly all major industries

CLO EQUITY PORTFOLIO CHARACTERISTICS[1]

Metric	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
Number of Unique Underlying Loan Obligors	1,893	1,850	1,841	1,838	**1,872**
Largest Exposure to an Individual Obligor	0.6%	0.6%	0.6%	0.6%	**0.6%**
Average Individual Loan Obligor Exposure	0.1%	0.1%	0.1%	0.1%	**0.1%**
Top 10 Loan Obligors Exposure	4.7%	4.7%	4.6%	4.7%	**4.8%**
USD Exposure	90.9%	88.8%	88.0%	86.2%	**84.7%**
Aggregate Indirect Exposure to Senior Secured Loans[2]	95.6%	95.4%	95.4%	95.1%	**94.6%**
Weighted Average Junior Overcollateralization Cushion	4.6%	4.5%	4.4%	4.4%	**4.6%**
Weighted Average Stated Loan Spread	3.25%	3.19%	3.15%	3.15%	**3.11%**
Weighted Average Loan Rating[3]	B+/B	B+/B	B+/B	B+/B	**B+/B**
Weighted Average Loan Maturity	4.7 yrs	4.7 yrs	4.7 yrs	4.7 yrs	**4.7 yrs**
Weighted Average Remaining CLO Reinvestment Period	3.4 yrs	3.3 yrs	3.4 yrs	3.4 yrs	**3.6 yrs**

TOP 10 UNDERLYING LOAN OBLIGORS[1]

Obligor	% Total
TransDigm	0.6%
Hologic	0.5%
Electronic Arts	0.5%
Virgin Media	0.5%
Discovery Global	0.5%
TIBCO Software	0.5%
Envestnet	0.4%
Power Solutions	0.4%
Froneri International	0.4%
Howden	0.4%
Total	4.8%

TOP 10 INDUSTRIES OF UNDERLYING LOAN OBLIGORS[1,4]

Industry	% Total
Technology: Software & Services	9.5%
Diversified Financial Services	6.1%
Hotels, Restaurants & Leisure	5.2%
Health Care Providers & Services	5.1%
Media	4.5%
Technology: Hardware & Equipment	4.3%
Commercial Services & Supplies	4.2%
Insurance	4.1%
Professional Services	3.9%
Chemicals	3.7%
Total	50.7%

Please see endnotes in the appendix.

Proactive Portfolio Management

Preserving Reinvestment Optionality Through Resets, Refinancings and Calls

ECC has consistently maintained a longer reinvestment period than the CLO market, preserving the ability of its CLOs to reinvest through future periods of credit volatility

CLO EQUITY WEIGHTED AVERAGE REMAINING REINVESTMENT PERIOD (YEARS)[1]

ECC's portfolio has a **20% longer** weighted average remaining reinvestment period (WARRP) versus the CLO market



ECC
US BSL CLO market
4.0
3.0
2.0
1.0
0.0
3.6 yrs
3.0 yrs
2018
2019
2020
2021
2022
2023
2024
2025
Q3 2026

PORTFOLIO ACTIVITY[2]

RESETS	REFINANCINGS	CALLS
145	101	52
since inception	since inception	since inception
7 in Q3 2026	9 in Q3 2026	2 in Q3 2026

Q3 2026 IMPACT

20 bps	5 years	80%
weighted average financing cost savings[4]	of reinvestment period remaining following a CLO reset	portfolio action (reset/refinance/call) since inception[5]

RESET AND REFINANCING OPPORTUNITIES[3]



- **9.9%** of our CLO equity portfolio currently callable
- **22.5%** of our CLO equity portfolio callable within the next six months

INSIGHT

ECC maintains an active pipeline of resets and refinancing opportunities, with 9.9% of our CLO equity portfolio currently callable and 22.5% becoming callable within the next six months

Please see endnotes in the appendix.

Other Credit Investments

Enhancing Our Portfolio with Differentiated Credit Investments Beyond CLOs

EAGLE POINT CREDIT COMPANY

38% of our portfolio is invested in more than 40 distinct private credit opportunities, providing additional sources of income and return beyond CLO equity

PERFORMANCE[1]

REALIZED	UNREALIZED	TOTAL
$346mm invested capital	$466mm invested capital	$812mm invested capital
27.9% realized gross IRR	14.1% unrealized gross IRR	18.3% total gross IRR

TOP 5 ISSUERS (EXCLUDING CLOs)[2]

Issuer	% of Portfolio
Steamboat Credit Opportunities I LLC Regulatory Capital Relief	7.5%
Nexus Alpha I Intermediate LLC Infrastructure Credit	7.0%
ALP CFO 2025, L.P. Portfolio Debt Securities	2.3%
ALP CFO 2024, L.P. Portfolio Debt Securities	1.6%
StepStone Private Equity LP Secondary Opportunities Ltd. Portfolio Debt Securities	1.4%

PORTFOLIO CHARACTERISTICS[2]

Portfolio Debt Securities

11.0%

Borrower Type	
Rated Feeder / Collateralized Fund Obligation	7.0%
Private Fund	1.8%
Other	2.2%

Regulatory Capital Relief

9.5%

Issuer Type	
Small- and Medium-Sized Enterprise / Middle Market	4.0%
Consumer	2.7%
Large Corporate	2.6%
Trade Finance	0.2%

Infrastructure Credit

9.2%

Underlying Sector	
Digital Infrastructure	8.2%
Decarbonizing Power	0.6%
Industrial Decarbonization	0.4%

ABS / Specialty Finance

6.1%

Underlying Collateral	
Auto Loans	4.7%
Credit Card	0.9%
Consumer Loans	0.5%

Strategic Credit

1.7%

Sub-Strategy	
Equipment Leasing	1.6%
Other	<0.1%

Gross IRR is calculated using the actual timing and amounts of investment cash flows, before the deduction of the Company's operating expenses, interest expense, fees and taxes, which would reduce returns. Reflects performance of the Company's credit and other related investments in all asset classes except for CLOs. **Past performance is not indicative of, or a guarantee of, future performance.** Please see endnotes in the appendix.

Securities Outstanding

Across Seven Securities Issued by ECC

EAGLE POINT CREDIT COMPANY

COMMON SHARES

NYSE TICKER	MARKET PRICE[1]	MONTHLY DISTRIBUTION[2]	DISTRIBUTION RATE[3]
ECC	$3.46	$0.06	20.8%
common shares	per share	per common share	current annualized

PREFERRED SHARES & UNSECURED NOTES[1]

ECC's capital structure is entirely fixed rate, with no debt maturity until January 2029 and a majority of our financing is perpetual

	ECCU	ECCV	ECCC	ECC PRD	ECC AA	ECC AB
	UNSECURED NOTES 2030	UNSECURED NOTES 2029	SERIES C TERM PREFERRED 2031	SERIES D PERPETUAL PREFERRED	AA CONVERTIBLE PERPETUAL PREFERRED	AB CONVERTIBLE PERPETUAL PREFERRED
PRINCIPAL	$115.0mm	$93.3mm	$44.7mm	$105.5mm	$145.3mm	$6.7mm
COUPON	7.75%	5.375%	6.50%	6.75%	7.00%	7.00%
PAYMENT FREQUENCY	Quarterly	Quarterly	Monthly	Monthly	Monthly	Monthly
MATURITY DATE	6/30/2030	1/31/2029	6/30/2031	Perpetual	Perpetual	Perpetual
CALLABLE DATE	6/30/2027	Callable	Callable	11/29/2026	2 years from issuance	2 years from issuance
EXCHANGE TRADED	Yes	Yes	Yes	Yes	No	No

INSIGHT

Our Adviser is not aware of any other publicly traded entity that invests primarily in CLO equity with perpetual financing, providing ECC with a material competitive advantage

Please note that the Company's common share distributions may include a return of capital, as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.** Please see endnotes in the appendix.



Eagle Point's Investment Strategies

Eagle Point's Investment Strategies

CLO Equity Overview

EAGLE POINT CREDIT COMPANY

WHY INVEST IN CLO EQUITY?

Potential for attractive absolute returns in excess of actuarial rates	Short duration nature with high quarterly recurring cash distributions	Both assets and liabilities are floating rate, limiting sensitivity to interest rate changes[1]	Expected low correlation with fixed income and equity over the long term

WHY IS CLO EQUITY RESILIENT?

Strength of the underlying assets

- Senior secured loans to large US corporate borrowers
- The leveraged loan market has had positive returns in 31 of the last 34 calendar years[2]
- Broadly diversified across industries

Stability of the CLO balance sheet

- CLOs have long-term non-recourse financing (typically 12 years) without mark-to-market triggers (e.g., no margin calls or forced sales)
- Ability to refinance and reset CLO debt to lower the cost of financing if spreads tighten

Ability to weather periods of market stress

- During a CLO's reinvestment period (typically five years), CLOs can improve their loan portfolios by reinvesting loan repayments and making relative value trades
- Loans have historically repaid at an average rate of 30.1% per year, which gives CLOs the ability to reinvest the proceeds received from such repayments into discounted opportunities when many other market players are not[3]

Reflects Eagle Point's current opinions and market conditions, which are subject to change without notice. **Past performance is not indicative of, or a guarantee of, future performance.** See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

Eagle Point's Investment Strategies

CLO Debt Overview

EAGLE POINT CREDIT COMPANY

Eagle Point typically seeks **CLO BBs priced at a discount**, earning current income while positioning the portfolio to potentially benefit from convexity when repaid at par through **calls, refinancings or resets**

KEY CHARACTERISTICS OF CLO DEBT

Attractive Yield

Yields well in excess of comparably rated corporates[1]

Low Credit Expense

CLO BBs have had an annual default rate of 0.04% over the last 30 years[2]

Floating Rate

Limited interest rate risk as coupons reset quarterly at SOFR plus a spread[3]

Overcollateralization

Principal value of the underlying loan collateral is structured to exceed the principal amount of CLO debt upon issuance

Coverage Tests

If a coverage test is breached, cash flow is diverted from CLO equity to pay down CLO debt until the test is cured

EAGLE POINT'S INVESTMENT APPROACH

1 Sourcing

Eagle Point believes its prominence in the CLO market enhances its ability to source investments and secure strong allocations

2 Collateral Manager Review

Emphasis on assessing the skill of CLO collateral managers, led by a senior team of CLO industry specialists

3 Stress Testing

Modeling default and recovery stresses, among other variables, to measure resilience

4 Monitoring

Tracking collateral quality and test cushions, with the ability to rotate positions through secondary trading

Please see endnotes in the appendix.

Eagle Point's Investment Strategies

Portfolio Debt Securities Overview

EAGLE POINT CREDIT COMPANY

Since 2020, Eagle Point has invested over $11 billion in portfolio debt securities (PDS), and Eagle Point believes it is among the largest non-bank lenders in the market

Eagle Point seeks to originate PDS with significant equity cushion, portfolio diversification and highly protective covenants

TYPICAL CHARACTERISTICS OF PDS

Credit Enhancement

Provided by equity of the fund borrowing money (e.g., LPs in a private fund or shareholders of a BDC)

Senior Position

Generally senior secured, senior unsecured or preferred position in the capital structure

Diversification

Typically collateralized by diverse portfolios of credit assets

Maturity Profile

Typically structured with 5-year maturity

FLEXIBILITY TO LEND TO

- Private Funds
- BDCs
- Closed-End Funds
- Commercial Mortgage REITs
- Finance Companies
- Other Vehicles

TYPICAL COVENANTS INCLUDE

- Minimum Asset Coverage (ACR) or Maximum Loan-to-Value
- Minimum Diversification
- Valuation Dispute Mechanic
- Minimum Fund Net Asset Value

INSIGHT

As compared to traditional direct lending, Eagle Point expects the impact of underlying credit losses in PDS to be muted due to the diversity of underlying borrowers and equity capital (BDC stock, limited partner capital, etc.), which has the first risk of loss

Data as of September 30, 2026. Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's opinions and market conditions are subject to change without notice.

Eagle Point's Investment Strategies

Infrastructure Credit Strategy Overview

EAGLE POINT CREDIT COMPANY

Eagle Point offers bespoke credit solutions for asset-rich, infra-centric borrowers

FUNDAMENTAL RESILIENCE OVER MARKET CYCLES

- Infrastructure credit is a bulwark against market cycles given its key attributes:
  - Critical, capital-intensive assets
  - Contracted / sticky cash flows
  - High barriers to entry

LOW CORRELATION TO OTHER ASSET CLASSES

- Infrastructure credit has historically had low correlation to equities and fixed income

INFLATION MITIGATION

- Infrastructure assets typically have inflation-linked revenue streams or regulated pricing, offering protection against inflation

PREDICTABLE YIELD

- Infrastructure projects typically operate under long-term contracts or regulatory frameworks, creating stable cash flows over the life of the asset

FINANCING STRUCTURES

PROJECT FINANCE

- Classic "ring-fenced" special purpose vehicle structures with debt sizing determined by project entity cash flows
- Contracted and margin protected cash flows with creditworthy counterparties

HOLDCO / PLATFORM FINANCE

- Cash flow-based and attractive LTVs
- Borrowing base structures
- SPV with multiple underlying projects across lifecycles
- Shares characteristics with project finance structures

INFRA CORPORATES

- Similar to typical leveraged loans but anchored by substantial assets and/or high-quality predictable cash flows
- Usually tailored bilateral or club type transactions

INFRA SYNDICATED LOANS

- Large syndicated leveraged loans
- Significant business scale
- Recourse to the full entity

OUR FINANCING TOOLKIT

- Senior Secured OpCo / Project Finance
- Senior Secured HoldCo
- Unitranche
- Highly Structured, Asset-Based Preferred Equity
- Equity Upside
  - Warrants
  - Royalties
  - Cash Flow Participation

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's current views and opinions are subject to change without notice. See risk disclosures and important information on pages 2 and 3.

Eagle Point's Investment Strategies

Regulatory Capital Relief Strategy Overview

EAGLE POINT CREDIT COMPANY

Partnerships with large banking institutions on their core assets

STRATEGY HIGHLIGHTS

Portfolio-level diversity by geography and asset type	Strong underwriting	Resilient structures	Alignment of interest



Reference Portfolio
MINIMUM 5% RETENTION
of every reference obligation
SENIOR TRANCHE (Retained)
MEZZANINE TRANCHE
FIRST LOSS TRANCHE
Cumulative Loss Amount
Junior credit-linked note coupon and conditional repayment
EAGLE POINT
Cash proceeds at inception / credit loss protection
Interest on deposits and redemption at maturity
Deposit of issuance proceeds
BANK DEPOSIT

HOW DOES THE STRUCTURE WORK?

- Typically structured as a credit-linked note where cash proceeds are deposited into an account with the issuing bank
- The bank agrees to pay periodic protection premiums to the investor who, in return, agrees to cover losses on the collateral pool up to the tranche risk transferred – losses are covered by the cash deposited with the bank
- Eagle Point invests in both mezzanine and first loss (equity) tranches

Why does this opportunity exist?

- An increasing need for bank balance sheet optimization due to regulatory capital demands: Basel I to Basel III to impending Basel IV
- Eagle Point believes RCR often represents a better source of capital for banks compared to dilutive public equity issuances

Current opportunity set

- Investments that we believe offer strong structural protections and historically lower price volatility than other residual investments
- Strong alignment of interests with issuing banks
- European and Canadian banks continue to increase their footprint in the space, and Eagle Point expects additional issuance from large US money-center banks

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's current views and opinions are subject to change without notice. See risk disclosures and important information on pages 2 and 3.

Eagle Point's Investment Strategies

ABS / Specialty Finance Strategy Overview

EAGLE POINT CREDIT COMPANY

Strength and diversity of collateral paired with high income and robust structures

STRATEGY HIGHLIGHTS

Largely granular portfolios	Contractual cash flows	High current income	Downside protection through structural features

Asset classes range from more traditional exposures such as consumer and small business lending to more specialized pools such as ticket receivables and agricultural lending, among others

ORIGINATION AND STRUCTURING APPROACH

Bespoke Origination

Privately negotiated transactions in markets with limited public price discovery and few natural buyers

Structuring-Intensive

Each opportunity is tailored to the specific asset pool, seller profile and cash flow waterfall

Collateral Breadth

Exposure spans multiple unrelated consumer, commercial and hard-asset receivable types

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's current views and opinions are subject to change without notice. See risk disclosures and important information on pages 2 and 3.

Eagle Point's Investment Strategies

Strategic Credit Strategy Overview

EAGLE POINT CREDIT COMPANY

Originated corporate credit and equipment finance across private and public markets

Originated investments across the capital structure designed to deliver asymmetric risk-return profiles

Corporate credit investments are typically structured with substantial equity cushions, while equipment finance investments benefit from rapid amortization

ORIGINATION CHANNELS[1]

EAGLE POINT CREDIT

Delta Financial Group

Apple Bank

ILLUSTRATIVE EQUIPMENT FINANCE ASSETS



FUEL DISPENSERS



MULTIFUNCTIONAL PRINTERS



3D PRINTERS



FORKLIFTS



WATER TANK TRUCKS



GPU CHIPS



LOCOMOTIVES



COVERED HOPPER RAILCARS



WHEEL LOADERS

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's current views and opinions are subject to change without notice. See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.



ECC Financial Highlights

ECC Financial Highlights

Q3 2026 Quarterly Results[1]

EAGLE POINT CREDIT COMPANY

NAV PER SHARE	NET INVESTMENT INCOME (NII) PER SHARE	REALIZED GAIN/(LOSS) PER SHARE	GAAP WEIGHTED AVERAGE EFFECTIVE YIELD (GAAP WAEY)[2]
$4.17	$0.31	($0.02)	11.0%
vs. $4.51 prior quarter	vs. $0.17 prior quarter	vs. ($0.79) prior quarter	*based on amortized cost* vs. 11.8% prior quarter

THIRD QUARTER RESULTS

- NII less realized losses of **$0.29** per share
- Normalized NII plus realized gains of **$0.18** per share, excluding the $0.11 per share contribution from the early repayment of a private credit investment, covering our common distributions
- GAAP net loss of **$16.4mm**, or **$0.12** per share
- GAAP return on common equity of **(2.8)%** for the quarter
- Completed **7** CLO resets and **9** CLO refinancings during the quarter

PORTFOLIO

	FAIR VALUE ($mm)[3]	WAEY[2]
CLO Equity	$625.5	23.8%
Portfolio Debt Securities	$115.8	24.2%
Regulatory Capital Relief	$100.1	11.4%
Infrastructure Credit	$96.4	23.2%
ABS / Specialty Finance	$64.5	14.7%
Strategic Credit	$17.4	13.9%
CLO Debt	$0.4	15.9%
Total portfolio	**$1,020.1**	**21.6%**

WAEY based on fair value

LIQUIDITY & CAPITAL[4]

- Repurchased approximately 32k shares of Series C Term Preferred (ECCC) for a total of $0.8mm
- Leverage at 49.1% of total assets (debt + preferred equity)
- Asset coverage ratios of 204% for preferred equity and 499% for debt, above the '40 Act minimums of 200% and 300%, respectively

NEW PURCHASES

	DEPLOYED ($mm)[5]	WAEY[2]
CLO Equity	$34.3	20.4%
Portfolio Debt Securities	$12.3	18.7%
ABS / Specialty Finance	$10.1	15.4%
Infrastructure Credit	$5.5	24.4%
Total new purchases	**$62.3**	**19.6%**

Please see endnotes in the appendix.

ECC Financial Highlights

Distribution and Expense Coverage

CASH FLOWS FROM PORTFOLIO INVESTMENTS PER SHARE[1,2]	COMMON DISTRIBUTIONS AND EXPENSES PER SHARE[1,3,4]	NET INVESTMENT INCOME (NII) PER SHARE[1,5]	NII IN EXCESS OF/(BELOW) DISTRIBUTIONS PER SHARE[1,4,5]
$0.35	$0.35	$0.31	$0.13
vs. $0.47 prior quarter	vs. $0.33 prior quarter	vs. $0.17 prior quarter	vs. ($0.01) prior quarter

PER SHARE SUMMARY[1]

Cash Flow Coverage	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
Cash flows from portfolio investments[2]	$0.59	$0.61	$0.47	$0.47	**$0.35**
Less: common share distributions[4]	($0.42)	($0.42)	($0.42)	($0.18)	**($0.18)**
Less: total expenses[3]	($0.19)	($0.19)	($0.16)	($0.15)	**($0.17)**
Excess/(Deficit)	**($0.02)**	**$0.00**	**($0.11)**	**$0.14**	**$0.00**

Net Investment Income Coverage	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
Net investment income (NII)[5]	$0.24	$0.23	$0.20	$0.17	**$0.31**
Less: common share distributions[4]	($0.42)	($0.42)	($0.42)	($0.18)	**($0.18)**
NII in excess of/(below) distributions	**($0.18)**	**($0.19)**	**($0.22)**	**($0.01)**	**$0.13**

Please see endnotes in the appendix.

ECC Financial Highlights

Quarterly Income Summary and Highlights[1]

(Figures below are in thousands, except for per share amounts)

	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
SUMMARY INCOME STATEMENT					
Total Investment Income	52,016	51,202	42,365	37,887	63,745
Total Expenses (Operating Expenses, Interest Expense and Fees)	(21,137)	(20,382)	(16,279)	(15,965)	(21,860)
Net Investment Income	**30,879**	**30,819**	**26,086**	**21,922**	**41,886**
Realized Gain/(Loss) from Investments	(10,170)	(64,056)	(7,573)	(104,376)	(3,105)
Realized Gain/(Loss) from Redemption of Preferred Shares and Unsecured Notes	(1)	141	50	52	(2)
Realized Gain/(Loss) from Foreign Currency Contracts	(862)	(248)	(3,402)	3,903	5,004
Unrealized Gain/(Loss) from Investments, Foreign Currency Contracts and Liabilities at Fair Value	1,910	(70,768)	(157,312)	154,594	(54,145)
Net Realized and Unrealized Gain/(Loss)	**(9,123)**	**(134,930)**	**(168,236)**	**54,173**	**(52,248)**
Net Increase/(Decrease) in Net Assets Resulting from Operations	**21,756**	**(104,111)**	**(142,150)**	**76,095**	**(10,362)**
Distributions Paid and Amortization on Temporary Equity (Perpetual Preferreds)	(6,236)	(5,838)	(6,284)	(6,077)	(5,994)
Net Increase/(Decrease) in Net Assets Applicable to Common Shares	**15,521**	**(109,950)**	**(148,434)**	**70,018**	**(16,356)**
PER SHARE RESULTS AND SHARE COUNT[2]					
Common Share Distributions Paid per Share[3]	($0.42)	($0.42)	($0.42)	($0.18)	($0.18)
Total Expenses and Distributions on Temporary Equity (Perpetual Preferreds)[4]	($0.19)	($0.19)	($0.16)	($0.15)	($0.17)
Total Common Share Distributions, Expenses and Distributions on Temporary Equity	**($0.61)**	**($0.61)**	**($0.58)**	**($0.33)**	**($0.35)**
Cash Flows from Portfolio Investments	**$0.59**	**$0.61**	**$0.47**	**$0.47**	**$0.35**
Net Investment Income	$0.24	$0.23	$0.20	$0.17	$0.31
Realized Gain/(Loss) from Investments	($0.08)	($0.49)	($0.06)	($0.79)	($0.02)
Net Investment Income and Realized Gain/(Loss)	**$0.16**	**($0.26)**	**$0.14**	**($0.62)**	**$0.29**
Foreign Currency Contract Realized Gain/(Loss)	($0.01)	$0.00	($0.03)	$0.03	$0.04
Temporary Equity Distributions Paid and Amortization	($0.05)	($0.04)	($0.05)	($0.05)	($0.05)
Weighted Average of Common Shares for the Quarter	**129,235**	**131,173**	**132,083**	**132,500**	**133,147**
Common Shares Outstanding at End of Quarter	**130,833**	**131,810**	**132,209**	**133,011**	**133,385**

Please see endnotes in the appendix.

ECC Financial Highlights

Quarterly Balance Sheet and Capital Metrics[1]

(Figures below are in thousands, except for per share amounts)

	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
ASSETS					
CLO Equity	1,172,678	948,113	714,843	627,815	605,514
CLO Debt	35,149	18,436	8,111	453	399
Portfolio Debt Securities	84,418	98,979	85,158	85,500	88,901
Infrastructure Credit	1,098	31,237	70,279	111,986	111,948
Regulatory Capital Relief	48,626	107,572	103,292	100,989	98,543
ABS / Specialty Finance	76,893	79,339	60,789	61,449	63,987
Strategic Credit	15,224	14,203	15,300	17,210	17,362
Total Investment, at Fair Value	**1,434,086**	**1,297,880**	**1,057,772**	**1,005,401**	**986,654**
Cash and Cash Equivalents	57,610	47,406	11,406	59,544	44,990
Other Assets	52,043	49,604	62,175	75,164	63,804
Total Assets	**1,543,739**	**1,394,890**	**1,131,352**	**1,140,109**	**1,095,448**
LIABILITIES					
Unsecured Notes	(277,452)	(276,271)	(271,021)	(204,440)	(203,996)
Term Preferred Shares	(113,936)	(112,476)	(47,231)	(45,432)	(44,667)
Payables and Other Liabilities	(34,458)	(22,248)	(27,842)	(56,637)	(55,935)
Total Liabilities	**(425,847)**	**(410,996)**	**(346,094)**	**(306,509)**	**(304,598)**
TEMPORARY EQUITY[2]					
Perpetual Preferred Shares	**(202,438)**	**(232,958)**	**(234,176)**	**(234,117)**	**(234,864)**
NET ASSETS OF COMMON SHARES					
Common Shares Outstanding at End of Quarter	130,833	131,810	132,209	133,011	133,385
Net Assets of Common Shares	**915,454**	**750,936**	**551,082**	**599,483**	**555,986**
Net Assets per Common Share	$7.00	$5.70	$4.17	$4.51	$4.17
CAPITAL METRICS[3]					
Leverage Ratio	41.8%	47.6%	53.1%	47.3%	49.1%
Asset Coverage Ratio - Debt	529%	490%	397%	520%	499%
Asset Coverage Ratio - Preferred Shares	239%	210%	188%	212%	204%
Common Share Market Price (quarter-end)	$6.61	$5.76	$3.76	$3.72	$3.46
% Premium / (Discount)	(5.6%)	1.1%	(9.8%)	(17.5%)	(17.0%)

Please see endnotes in the appendix.



Appendix: CLO Market Overview and Endnotes

Appendix: CLO Market Overview

Senior Secured Loans are the Raw Materials of CLOs

SENIOR AND SECURED LOANS

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds
Low LTV[1]	Senior secured loans often have a loan-to-value ratio of approximately 40-60%
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index has had positive returns in 31 out of the last 34 full calendar years[2]

ILLUSTRATIVE UNDERLYING LOAN OBLIGORS IN CLOs[3]

Burger King, asurion, Dell, Hilton Hotels & Resorts, Petco, Albertsons

REPRESENTATIVE COMPANY CAPITAL STRUCTURE

Assets

- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	40-60%
Bonds Generally unsecured	10-20%
Equity	30-50%

Reflects general market terms as of the date hereof; actual terms of any loan will vary

AVERAGE RECOVERY RATES (1987 – 2025)[4]



80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

Past performance is not indicative of, or a guarantee of, future performance. See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

Appendix: CLO Market Overview

Leveraged Loan Performance

- From 1992 through 2025, the S&P UBS Leveraged Loan Index generated positive total returns in 31 of the 34 full calendar years
- Following each of the calendar years with negative total returns, the index returns in the following year more than offset the preceding year's losses

S&P UBS LEVERAGED LOAN INDEX ANNUAL TOTAL RETURN[1]



Annualized Return: 5.6%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
6.8%
11.2%
10.3%
8.9%
7.5%
8.3%
5.3%
4.7%
4.9%
2.7%
1.1%
11.0%
5.6%
5.7%
7.3%
1.9%
-28.8%
44.9%
10.0%
1.8%
9.4%
6.2%
2.1%
-0.4%
9.9%
4.2%
1.1%
8.2%
2.8%
5.4%
-1.1%
13.0%
9.1%
5.9%
3.4%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 YTD

Source: The S&P UBS Leveraged Loan Index as of September 30, 2026; launched January 31, 1992. **Return data reflects senior secured loans, not CLO investments. Past performance is not indicative of, or a guarantee of, future performance.** See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

Appendix: CLO Market Overview

Diversified Exposure to Corporate Credit through Resilient CLO Structure

ILLUSTRATIVE CLO


CLO Assets
CLO Liabilities and Equity
Senior Secured Loans:
First Lien, Floating Rate, Rated (B on Average), Low LTV (Generally 40-60%), Liquidity, 5-8 Year Maturity
AAA
AA
A
BBB
BB / B
Equity
CLO Debt: Rated AAA through B, Floating Rate, ~12-Year Maturity
Target Investments (CLO Junior Debt and Equity)

CLO EQUITY

- **Diverse and dynamically managed portfolio:** 200-250 senior secured loans in each CLO on average. Ability to reinvest par loan repayments into discounted opportunities
- **Strength of CLO balance sheet:** Long-term (~12-year) committed financing (shorter duration assets), no mark-to-market triggers
- Expected shorter duration high-yielding credit investment with the potential for high quarterly cash distributions
- Potential for mitigants against change in interest rates

The structural features discussed herein are expected to be typical of the asset class, but not all securities will have all structure features (and some may have none). The actual balance sheets of any CLO may vary. Reflects general market and is shown for illustrative purposes. See risk disclosures and important information on pages 2 and 3.

Appendix: CLO Market Overview

The CLO Market is the Largest Source of Capital for the US Senior Secured Loan Market

US LEVERAGED LOANS OUTSTANDING[1]



4% CAGR[3]
Leveraged Loans Outstanding ($bn)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,193
$1,193
$1,341
$1,413
$1,397
$1,418
$1,549
$1,576
2019
2020
2021
2022
2023
2024
2025
2026 YTD

US CLOs OUTSTANDING[2]



CLOs Outstanding ($bn)
CLO Count (#)
10% CAGR[3]
CLOs Outstanding ($bn)
$673
$731
$883
$968
$1,030
$1,088
$1,175
$1,241
2019
2020
2021
2022
2023
2024
2025
2026 YTD

US LEVERAGED LOANS FUND FLOWS[4]



Fund Flows ($bn)
$8.0
$10.8
$19.6
($4.5)
($15.2)
($12.7)
($10.7)
($8.0)
$0.9
$0.5
$4.2
$8.0
($2.7)
$11.9
$9.9
($7.7)
$4.4
($4.9)
($2.8)
$5.1
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's opinions are subject to change without notice. **Past performance is not indicative of, or a guarantee of, future performance.** See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

Appendix: CLO Market Overview

The Spread in the Loan Market Remains Above the Long-Term Average

HISTORICAL LEVERAGED LOAN SPREADS



450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Spread
Long-Term Average
Long-Term Average:
316 bps
247 244 233 229 254 240 238 264 284 287 303 317 286 256 255 258 270 307 352 376 409 386 386 387 391 357 348 359 358 361 369 398 376 342 322
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
YTD

Source: PitchBook LCD. Data as of September 30, 2026.

Past performance is not indicative of, or a guarantee of, future performance. See risk disclosures and important information on pages 2 and 3.

Appendix: CLO Market Overview

Senior Secured Loan Default Rate Remains Below Long-Term Average

TRAILING 12-MONTH DEFAULT RATE


12%
10%
8%
6%
4%
2%
0%
Trailing 12-Month Default Rate
Average Over Period
Average: 2.5%
Trailing 12-month default rate as of September 2026: 0.6%
1999
2002
2005
2008
2011
2014
2017
2020
2023
2026

INSIGHT

Senior secured loans have generally experienced below-average default rates since the financial crisis

Source: PitchBook LCD. As of September 30, 2026. Historical default rates are not necessarily indicative of default rates in future periods. See risk disclosures and important information including *"A Note on Underlying CLO Exposure"* on pages 2 and 3.

Appendix: CLO Market Overview

Loan Market Repayment Rate

Loan repayments provide capital for reinvestment within CLOs, which is especially attractive in times of dislocation

ANNUAL REPAYMENT RATE



Annual Repayment Rate
Average
60%
40%
20%
0%
48.9%
56.4%
48.2%
44.7%
37.3%
8.8%
14.8%
26.9%
40.1%
38.7%
46.9%
27.6%
21.1%
29.6%
38.1%
24.1%
21.7%
18.3%
30.0%
13.6%
17.6%
27.9%
20.7%
20.1%
23.6% Cumulative Repayments
Average: 30.1%
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 YTD

Source: PitchBook LCD. Data as of September 30, 2026.
Past performance is not indicative of, or a guarantee of, future performance. See risk disclosures and important information on pages 2 and 3.

Appendix: CLO Market Overview

Credit Fundamentals

CREDIT FUNDAMENTALS

Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]


7x
6x
5x
4x
3x
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026 YTD

Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]


6x
5x
4x
3x
2x
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026 YTD

BELOW INVESTMENT GRADE COMPANY PERFORMANCE[2]

Annual Revenue Change (YoY) for Below Investment Grade Companies


30%
20%
10%
0%
-10%
-20%
Q2 2013
Q2 2014
Q2 2015
Q2 2016
Q2 2017
Q2 2018
Q2 2019
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Q2 2024
Q2 2025
Q2 2026

Annual EBITDA Change (YoY) for Below Investment Grade Companies


30%
20%
10%
0%
-10%
-20%
-30%
Q2 2013
Q2 2014
Q2 2015
Q2 2016
Q2 2017
Q2 2018
Q2 2019
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Q2 2024
Q2 2025
Q2 2026

Source: PitchBook LCD. As of June 30, 2026. Please see endnotes in the appendix.

Appendix: CLO Market Overview

Liquidity Considerations

CLO MARKET LIQUIDITY

- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis



Annual CLO Trading Volume
($bn)
$250
$200
$150
$100
$50
$0
2012: $70.5 / $35.4
2013: $36.6 / $42.7
2014: $32.3 / $47.7
2015: $39.1 / $52.0
2016: $37.8 / $52.2
2017: $42.1 / $26.2
2018: $28.2 / $45.7
2019: $36.1 / $74.8
2020: $50.7 / $133.9
2021: $61.3 / $79.1
2022: $46.9 / $153.5
2023: $40.5 / $159.9
2024: $57.5 / $144.5
2025: $52.3 / $175.3
2026 YTD: $12.6 / $77.8
Non-IG rated
IG rated

Over the last 5 years, average annual non-investment grade trading volume exceeded $50 billion

Source: JP Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of June 30, 2026.

Appendix: Endnotes

Page 6 – Company Overview

1. Total capitalization reflects the combined market capitalization of ECC, ECCC, ECC PRD, ECCU and ECCV based on securities outstanding as of September 30, 2026 and closing market prices as of September 30, 2026. Total capitalization for periods after September 30, 2026 will vary based on share price performance. Total capitalization also includes the principal value of the Company's 7.00% Series AA Convertible and Perpetual Preferred Shares and 7.00% Series AB Convertible and Perpetual Preferred Shares, which are not listed on an exchange.
2. Based on ECC's closing market price of $3.46 per share on September 30, 2026 and frequency and amount of current distributions most recently declared by the Company.
3. Since IPO date October 7, 2014 through September 30, 2026. To date, a portion of common share distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
4. Underlying loan obligor data, including the number of unique obligors, concentration of exposure to underlying loan obligors and weighted average remaining CLO reinvestment period, are presented on a look-through basis to CLO equity investments held by the Company as of September 30, 2026 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2026 and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third-party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2026, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company in private credit asset classes as of September 30, 2026. The Company obtains exposure in underlying senior secured loans indirectly through CLOs. Private credit portfolio allocation and issuer counts are based on the Company's investments as of September 30, 2026. Portfolio allocations are calculated using the estimated fair value of investments and cash, net of pending trade settlements, and exclude restricted cash.
5. The Company's investments are presented net of participated interests for purposes of this material, which may differ from the presentation used for financial reporting purposes. The Company's investments in certain investment vehicles are categorized based on the underlying assets held by the other investment vehicles.

Page 7 – Our Adviser

1. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point and certain of its affiliates, as of September 30, 2026.
2. Professionals and ownership are as of September 30, 2026 and include employees of Eagle Point and certain of its affiliates.
3. Insider capital is as of September 30, 2026 and includes Stone Point Capital LLC and personal investments from employees of Eagle Point and certain of its affiliates.

Page 8 – Our Adviser

1. Statements regarding attractive yields and historically low default rates refer to BB-rated CLO debt. Yield comparison is relative to comparably rated corporate debt. Source: JP Morgan, as of September 30, 2026. Historical default rates reflect an annual default rate of 0.04% for BB-rated CLO debt over the last 30 years. Source: S&P Global CLO Spotlight: US CLO Tranche Defaults as of June 30, 2026; Adviser's analysis of market data over applicable periods. **Past performance is not indicative of, or a guarantee of, future performance.**
2. Eagle Point defines "Portfolio Debt Securities" as primarily debt and preferred equity securities or instruments (including debt and preferred securities which are convertible into common equity) issued by funds and investment vehicles, such as BDCs, registered closed-end investment companies, unregistered private funds, REITs and sponsors of such vehicles, to finance a portion of their underlying investment portfolios.
3. Eagle Point defines "Strategic Credit" investments as a broad range of credit-related investments that the Adviser believes present attractive risk-adjusted returns under then current market conditions. Such investments may include, among other credit-related securities and instruments, (i) high yield, investment grade and distressed corporate bonds, (ii) corporate loans (including, without limitation, senior secured loans, mezzanine loans, revolving loans, delayed draw loans, distressed loans and debtor-in-possession ("DIP") financings), (iii) common stock and other securities or instruments issued by funds and other investment vehicles, (iv) credit-related exchange-traded funds, (v) credit default swaps and other credit derivatives, (vi) commodity-related investments, (vii) securities issued by asset-backed and similar securitization vehicles (including, without limitation, collateralized bond obligations, mortgage-backed securitizations, credit-linked notes and small business loan pool certificates), (viii) equipment loans/leases, (ix) convertible debt (including contingent convertible securities), preferred equity, warrants and rights and (x) derivative instruments on any of the foregoing.

Appendix: Endnotes

Page 10 – Portfolio Allocation

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of September 30, 2026. Excludes restricted cash. CLO Equity category includes loan accumulation facilities and other CLO equity related investments. The Company's investments are presented net of participated interests for purposes of this material, which may differ from the presentation used for financial reporting purposes. The Company's investments in certain investment vehicles are categorized based on the underlying assets held by the such investment vehicles.
2. Private credit assets include portfolio debt securities, regulatory capital relief, infrastructure credit, ABS / specialty finance and strategic credit investments. Percentages are based on the estimated total portfolio value at each period end.

Page 11 – CLO Equity Portfolio Details

1. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third-party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
2. The Company obtains exposure to underlying senior secured loans indirectly through CLOs.
3. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.
4. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.

Page 12 – Proactive Portfolio Management

1. ECC weighted average remaining reinvestment period is based on the fair value of CLO equity investments held by the Company as of September 30, 2026; see page 11, note 1. Source: Eagle Point and US BSL CLO Market as of September 30, 2026. US BSL CLO Market is based on notional value. Historical ECC figures shown for 2018–2025 are as of each calendar year end, as previously reported in the Company's quarterly investor presentations.
2. Since IPO date October 7, 2014 through September 30, 2026.
3. The percentage of the CLO equity portfolio that is currently callable or will become callable within the next six months is calculated based on the fair value of the applicable CLO equity investments relative to the total fair value of the Company's CLO equity portfolio as of September 30, 2026. This percentage only includes investments with AAA spreads greater than 130bps.
4. The weighted average financing cost savings are calculated based solely on CLO equity investments that underwent a reset or refinancing during the applicable period, weighted by their respective fair values.
5. The percentage of the Company's majority-owned CLO equity investments that have undergone a reset, refinancing or call since inception is calculated based on the number of such investments relative to the total number of majority-held CLO equity investments in the Company's portfolio as of September 30, 2026. Majority ownership is determined at the Eagle Point platform level, based on the aggregate CLO equity ownership held by funds and accounts managed by Eagle Point and its affiliates.

Appendix: Endnotes

Page 13 – Private Credit Investments

1. Realized and unrealized investments are determined at the individual investment level as of September 30, 2026. Unrealized returns are based on estimated fair values and may not ultimately be realized. Realized investments represent investments that have been fully realized. Unrealized investments represent investments that are still held as of September 30, 2026. Invested capital shown represents original purchases, prior to giving effect to partial sales, repayments or paydowns. Actual returns upon realization may differ materially from those presented. **Past performance is not indicative of, or a guarantee of, future performance.**
2. The summary of top 5 issuers (excluding CLOs) and portfolio characteristics shown are based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of September 30, 2026. Investments are presented net of participated interests for purposes of this material, which may differ from the presentation used for financial reporting purposes. Portfolio characteristics are presented on a look-through basis to the underlying investments, based on information available to the Company as of September 30, 2026. The Company's investments in joint ventures are categorized based on the underlying assets held by the other investment vehicle.

Page 14 – Securities Outstanding

1. Reflects securities outstanding as of September 30, 2026, and market prices as of September 30, 2026.
2. Based on amount and frequency of regular distributions most recently declared by the Company.
3. Based on ECC's closing market price of $3.46 per share on September 30, 2026 and frequency and amount of current distributions most recently declared by the Company.

Page 16 – CLO Equity Overview

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.
2. Source: The S&P UBS Leveraged Loan Index as of December 31, 2025; launched January 31, 1992. The S&P UBS Leveraged Loan Index tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.
3. Source: PitchBook LCD as of September 30, 2026.

Page 17 – CLO Debt Overview

1. Source: JP Morgan. As of September 30, 2026.
2. S&P Global CLO Spotlight: US CLO Tranche Defaults as of June 30, 2026; Adviser's analysis of market data over applicable periods.
3. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-rated CLO debt is a floating rate security that pays interest based on a 3-month benchmark rate (such as SOFR), plus a spread. As a result, the income generated by the Company's investments in CLO debt will generally increase or decrease in line with changes in SOFR (or another applicable benchmark rate).

Page 22 – Strategic Credit Strategy Overview

1. The third-party logos included are registered trademarks of their respective owners and are used solely for identification or informational purposes. No affiliation with, sponsorship by, or approval from any third-party trademark owner is intended or implied.

Page 24 – Q3 2026 Quarterly Results

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. GAAP weighted average effective yield ("GAAP WAEY") is based on an investment's amortized cost, whereas weighted average expected yield ("WAEY") is based on an investment's fair value as of the applicable period end. Both measures incorporate expected future cash flows and are subject to change from period to period, as disclosed in the Company's financial statements.
3. Fair values presented include interest receivable on investments subject to the effective yield method and may differ from fair values reported in the Company's interim financial statements, semiannual reports and/or annual reports. Fair values are presented net of participated interests.
4. The Company's leverage ratio is calculated as the aggregate principal amount of the Company's outstanding unsecured notes and the aggregate liquidation preference of its outstanding preferred shares, divided by the Company's total assets less current liabilities (excluding the notes and preferred shares). The Company's asset coverage ratios for debt and preferred shares are calculated in accordance with the Investment Company Act of 1940, as amended.
5. Purchases exclude proceeds from the refinancing of existing investments previously held in the portfolio, as well as other transactions related to corporate actions. Amounts may differ from those reported in the Company's interim financial statements, semiannual reports and/or annual reports.

Appendix: Endnotes

EAGLE POINT CREDIT COMPANY

Page 25 – Distribution and Expense Coverage

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and includes information also presented on page 26. Dollar amounts are per common share and are based on a daily weighted average of common shares outstanding for the period.
2. "Cash Flows from Portfolio Investments" generally includes cash interest, distributions and other payments received from the Company's investments, excluding principal proceeds from prepayments, repayments, dispositions and other investment realizations. For certain investments, including the residual tranches of CLO, CFO and ABS, such cash flows may include a return of invested capital and may differ from investment income recognized under the effective yield method. Cash flows may vary from period to period and may be adversely affected by issuer-specific or broader market developments.
3. Expenses include operational and administrative expenses, interest expense and distributions on temporary equity but exclude interest expense on participation liabilities. Temporary equity consists of the 6.75% Series D Perpetual Preferred Shares and 7.00% Series AA/AB Convertible Perpetual Preferred Shares.
4. To date, a portion of common share distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**
5. Net investment income ("NII") per common share is calculated using the weighted average number of common shares outstanding during the period.

Page 26 – Quarterly Income Summary and Highlights

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per common share and are based on a daily weighted average of common shares outstanding for the period.
3. See footnote 4 on page 25.
4. See footnote 3 on page 25.

Page 27 – Quarterly Balance Statement and Capital Metrics

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Temporary equity consists of the 6.75% Series D Perpetual Preferred Shares and 7.00% Series AA/AB Convertible Perpetual Preferred Shares.
3. See footnote 4 on page 24.

Page 29 – Senior Secured Loans are the Raw Materials of CLOs

1. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies or by private market multiples and other valuation methodologies in the case of private companies.
2. Source: The S&P UBS Leveraged Loan Index, as of December 31, 2025; launched January 31, 1992. The S&P UBS Leveraged Loan Index tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of US senior secured loans. Most of such borrowers are not as recognizable to the public as those shown. The third-party logos included are registered trademarks of their respective owners and are used solely for identification or informational purposes. No affiliation with, sponsorship by, or approval from any third-party trademark owner is intended or implied.
4. Source: S&P Default, Transition, and Recovery: US Recovery Study: Supportive Markets Boost Loan Recoveries. Published December 17, 2025. Mean Recovery Rate from 1987 – 2025 (as of September 30, 2025). Senior Loans include first lien, second lien and unsecured term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.

Appendix: Endnotes

Page 30 – Leveraged Loan Performance

1. The S&P UBS Leveraged Loan Index launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

Page 32 – CLO Market Overview

1. Source: PitchBook LCD. As of September 30, 2026.
2. Source: LSEG. As of September 30, 2026.
3. Represents compound annual growth rate ("CAGR") for the full calendar years shown.
4. Source: JP Morgan. As of June 30, 2026.

Page 36 – Credit Fundamentals

1. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.
2. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2026, this included approximately $186 billion of outstanding loans. The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.


EAGLE POINT
CREDIT COMPANY

Eagle Point Credit Company
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

Investor Relations / Prosek Partners
IR@eaglepointcredit.com
(203) 340-8510